[redacted]

08025414

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51349

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Texas Securities Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 E. Park Blvd., Suite 300
(No. and Street)

Plano (City) Texas (State) 75074 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William A. Allen 214-440-3206
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KBA Group, LLP
(Name – *if individual, state last, first, middle name*)

14241 Dallas Parkway, Suite 200 (Address) Dallas (City) Texas (State) 75254 (Zip Code)

SEC Mail Processing Section
FEB 27 2008
Washington, DC
101

PROCESSED
MAR 04 2008
THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RECD S.E.C.
FEB 27 2008
803

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William A. Allen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Texas Securities Partners, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

EMILY M. OWEN
Notary Public, State of Texas
My Commission Expires
September 14, 2011

Signature

Designated Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TEXAS SECURITIES PARTNERS, INC.

December 31, 2007 and 2006

TEXAS SECURITIES PARTNERS, INC.

Contents

	Page
Report of Independent Certified Public Accountants	3
Financial Statements	
Statements of Financial Condition	4
Statements of Operations	5
Statement of Changes in Shareholder's Equity	6
Statements of Cash Flows	7
Notes to Financial Statements	8
Supplementary Information	
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission (Schedule 1)	13
Reserve and Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission (Schedule 2)	14
Internal Control Report	15

KBA®
GROUP | LLP
Certified
Public
Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Shareholders
Texas Securities Partners, Inc.

We have audited the accompanying statements of financial condition of Texas Securities Partners, Inc., (the "Company") as of December 31, 2007 and 2006 and the related statements of operations, changes in shareholder's equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Texas Securities Partners, Inc. as of December 31, 2007 and 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 on pages 13 and 14 herein, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KBA Group LLP

KBA GROUP LLP
Dallas, Texas
February 21, 2008

14241 Dallas Parkway, Suite 200
Dallas, Texas 75254
Phone 972.702.8262
Fax 972.702.0673
► www.kbagroupllp.com

TEXAS SECURITIES PARTNERS, INC.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2007 and 2006

ASSETS

	2007	2006
Cash and cash equivalents	$ 25,822	$ 20,335
Employee advances	6,708	-
Prepaid expenses	30,200	35,358
Property and equipment, net	2,792	4,654
Goodwill	25,000	25,000
Total assets	$ 90,522	$ 85,347

LIABILITIES AND SHAREHOLDER'S EQUITY

	2007	2006
Accounts payable and accrued expenses	$ 6,148	$ -
SHAREHOLDER'S EQUITY		
Common stock, $.01 par value; 3,000 shares authorized; 1,000 shares issued and outstanding	10	10
Additional paid-in capital	1,784,319	1,067,201
Accumulated deficit	(1,699,955)	(981,864)
Total shareholder's equity	84,374	85,347
Total liabilities and shareholder's equity	$ 90,522	$ 85,347

The accompanying notes are an integral part of these financial statements.

TEXAS SECURITIES PARTNERS, INC.

STATEMENTS OF OPERATIONS
Years ended December 31, 2007 and 2006

	2007	2006
REVENUES		
Commissions and fees (including $590,250 and $425,288 from related parties, respectively)	$ 893,775	$ 2,994,973
Other	36,153	272
	929,928	2,995,245
EXPENSES		
Broker commissions and bonuses	598,561	2,183,321
Operating expenses (including $546,727 and $1,190,945 to related parties, respectively)	1,049,458	1,493,189
	1,648,019	3,676,510
Net loss	$ (718,091)	$ (681,265)

The accompanying notes are an integral part of these financial statements.

TEXAS SECURITIES PARTNERS, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

Years ended December 31, 2007 and 2006

	Common Stock		Additional Paid-In	Accumulated	Total Shareholder's
	Shares	Amount	Capital	Deficit	Equity
Balance at December 31, 2005	1,000	$ 10	$ 414,347	$ (300,599)	$ 113,758
Capital contributions	-	-	652,854	-	652,854
Net loss	-	-	-	(681,265)	(681,265)
Balance at December 31, 2006	1,000	10	1,067,201	(981,864)	85,347
Capital contributions	-	-	717,118	-	717,118
Net loss	-	-	-	(718,091)	(718,091)
Balance at December 31, 2007	1,000	$ 10	$ 1,784,319	$ (1,699,955)	$ 84,374

The accompanying notes are an integral part of this financial statement.

TEXAS SECURITIES PARTNERS, INC.

STATEMENTS OF CASH FLOWS
Years ended December 31, 2007 and 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (718,091)	$ (681,265)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation expense	1,862	2,227
Non-cash portion of expenses provided by related party treated as capital contributions	400,518	626,354
Change in operating assets and liabilities:		
Employee advances	(6,708)	1,000
Prepaid expenses	5,158	(4,558)
Accounts payable and accrued expenses	6,148	-
Net cash used in operating activities	(311,113)	(56,242)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions	316,600	26,500
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	5,487	(29,742)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	20,335	50,077
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 25,822	$ 20,335
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ -	$ -
Cash paid during the year for income taxes	$ -	$ -

The accompanying notes are an integral part of these financial statements.

NOTE A. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Texas Securities Partners, Inc., (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commissions ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under SEC Rule 15c3-3(k)(2)(i) and provides investment banking services to oil and gas companies. The Company is a wholly owned subsidiary of Ethos Solutions, LLC ("Parent").

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of three years. Maintenance and repairs are expensed as incurred. Major renewals and improvements are capitalized.

Goodwill

The Company has adopted SFAS No. 142, *Goodwill and Other Intangible Assets*. In accordance with SFAS No. 142, goodwill is subject to an impairment test at least annually, or more frequently if impairment indicators arise. Impairment of goodwill is tested by comparing the Company's carrying amount, including goodwill, to the fair value of the Company. The Company's annual impairment test was carried out as of December 31, 2007 and 2006 and the Company determined that there was no impairment.

Income Taxes

The income tax provision is based on pretax financial accounting income or loss using the liability method to calculate deferred income taxes. Deferred tax assets and liabilities are recognized due to the expected tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts. The realization of deferred tax assets is based on historical tax positions and expectations about future taxable income. The liability method also requires the recognition of future tax benefits such as net operating loss carryforwards, to the extent that realization of such benefits is more likely than not. Management periodically reviews the expected realization of the Company's deferred tax assets and makes adjustments to the valuation allowance, as appropriate, when conditions change the probability of ultimate realization.

Revenue Recognition

Revenues from commissions and fees are recognized upon successful completion of the sale of a customer's joint venture oil and gas interests which generally occurs when the joint venture's funds raised are released from escrow.

NOTE A. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the period reported. Actual results could differ from those estimates.

Concentrations

During the years ended December 31, 2007 and 2006, the Company generated 33% and 95%, respectively of its revenues from one customer.

NOTE B. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital of the greater of 6.667% of aggregate indebtedness or $5,000 and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $19,674, aggregate indebtedness of $6,148, excess capital of $14,674 and the ratio of aggregate indebtedness to net capital was 1 to 3.2.

NOTE C. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2007 and 2006, consists of the following:

	2007	2006
Computer equipment	$ 9,697	$ 9,697
Accumulated depreciation	(6,905)	(5,043)
	$ 2,792	$ 4,654

Depreciation expense totaled $1,862 and $2,227 for the years ending December 31, 2007 and 2006, respectively.

NOTE D. RESERVE REQUIREMENT

The Company is exempt from determining reserve requirements pursuant to provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3.

NOTE E. INCOME TAXES

At December 31, 2007 and 2006, deferred income taxes resulting from temporary differences are as follows:

	2007	2006
Net operating loss	$ 251,612	$ 143,898
Valuation allowance	(251,612)	(143,898)
Net deferred tax	$ -	$ -

The change in the valuation allowance for the years ended December 31, 2007 and 2006 was $107,714 and $95,615, respectively. At December 31, 2007, the Company has a net operating loss carryforward of approximately $1,600,000. Given the Company's recent operating history, the deferred tax asset associated with the net operating loss carryforward has been fully reserved. The Company converted to a limited liability company on January 1, 2008, accordingly, the net operating loss carried forward will be forfeited effective January 1, 2008.

NOTE F. POSSESSION OR CONTROL REQUIREMENT

The Company does not hold customer funds or securities.

NOTE G. RELATED PARTY TRANSACTIONS

The Company has a non-recourse services agreement with its Parent in which the Parent provides essentially all general and administration services, including office space, to the Company in exchange for the Company paying a pro-rata share (as defined) of the Parent's operating expenses. For the years ended December 31, 2007 and 2006, the Company incurred expenses to the Parent of $546,727 and $1,190,945, respectively, including $400,518 and $626,354, respectively, which were by mutual agreement, treated as capital contributions. The relationship and expense sharing between the Company and its Parent could significantly effect the statements of financial condition, operations, and cash flows as presented.

The Company collected commissions from two companies under common control with its Parent during 2007 and one company under common control in 2006 in the amount of $590,250 and $425,288, respectively.

NOTE H. CONTINGENCIES

In the ordinary course of conducting its business, the Company is subjected to loss contingencies including possible disputes or lawsuits. Management believes that the outcome of such contingencies will not have a material impact on the Company's financial position or results of future operations.

NOTE H. CONTINGENCIES (Continued)

Jeff Sublinsky, et al v. Texas Securities Partners, Inc., American Arbitration Association Arbitration No. 71-198-J-00536-07

On August 22, 2007, five investors in prior ventures for which the Company acted as placement agent have filed a Demand for Arbitration against the Company and other named defendants. The Demand for Arbitration does not set forth any specific allegations and includes a claim amount of $662,712. The Company intends to vigorously defend what it feels is a baseless arbitration filing and will consider filing counter-claims against the plaintiffs, as well as cross-claims against co-defendants and possible additional third parties, if necessary. Based upon the representations made by the investors in the investment documentation, the Company anticipates that the ultimate resolution of this matter will not have a material impact on the Company's financial position or results of future operations.

Alabama Securities Commission v. Texas Securities Partners, Inc.; et al.

On December 14, 2005, the Alabama Securities Commission ("ASC") issued a summary order to the Company to cease and desist any further sales in Alabama due to ASC's objection to certain statements and materials contained on the web site of an issuer for which the Company had acted as placement agent. Such issuer believes it is in compliance with all rules and regulations concerning its web site and the Company has answered that it does not have control nor responsibility over the issuer's materials contained on such issuer's web site. Based upon the information from ASC on this matter to date, the Company anticipates that the ultimate resolution of this matter will not have a material impact on the Company's financial position or results of future operations.

NOTE I. SUBSEQUENT EVENTS

Effective January 1, 2008, the Company converted to a limited liability company, Texas Securities Partners, LLC.

SUPPLEMENTAL INFORMATION

TEXAS SECURITIES PARTNERS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2007

SCHEDULE 1

Net capital:		
Total shareholder's equity	$	84,374
Less: Non-allowable assets		(64,700)
Net capital	$	19,674
Aggregate indebtedness:		
Total liabilities and aggregate indebtedness	$	6,148
Net capital requirements equal to the greater of 6.667% of aggregate indebtedness or $5,000	$	5,000
Capital excess	$	14,674
Ratio of aggregate indebtedness to net capital		1:3.2

TEXAS SECURITIES PARTNERS, INC.

RESERVE AND POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2007

SCHEDULE 2

Exemption Provisions

The Company is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission under provision (k)(2)(i).

KBA® GROUP | LLP
Certified Public Accountants

The Board of Directors and Stockholder
Texas Securities Partners, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Texas Securities Partners, Inc. (the "Company") for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the control environment and accounting system and their operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Texas Securities Partners, Inc., for the year ended December 31, 2007, and this report does not affect our report thereon dated February 21, 2008.

14241 Dallas Parkway, Suite 200
Dallas, Texas 75254
Phone 972.702.8262
Fax 972.702.0673
www.kbagroupllp.com

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. We noted the no matters involving the control environment and accounting system and their operation that we consider to be material weaknesses as defined above.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KBA Group LLP

KBA GROUP LLP
Dallas, Texas
February 21, 2008

END